Exhibit 12.3
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Three Months	Twelve Months Ended
	Ended	December 31,
	March 31,	(Thousands of Dollars)

	2009	2008	2007	2006	2005	2004

Earnings, as defined:

Income before income taxes	$29,057	$131,715	$111,965	$137,890	$115,764	$76,936
Adjust for distributed income of equity investees	(3,302)	(6,772)	(5,553)	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-	-
Fixed charges, as below	18,298	77,568	68,272	60,687	57,739	55,530
Total earnings, as defined	$44,053	$202,511	$174,684	$189,230	$163,133	$134,456

Fixed charges, as defined:

Interest charges[1]	$18,106	$76,711	$67,386	$59,955	$56,866	$54,297
Rental interest factor	192	857	886	732	873	1,233
Total fixed charges, as defined	$18,298	$77,568	$68,272	$60,687	$57,739	$55,530

Ratio of earnings to fixed charges	2.41 x	2.61 x	2.56 x	3.12 x	2.83 x	2.42 x

1 FIN 48 interest is not included in interest charges.